

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2016

Via E-Mail
E. Thomas Layton
Chief Executive Officer and Chairman
ZEC, Inc.
1002 North Central Expressway, Suite 495
Richardson, Texas 75080

> **Re: ZEC, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed March 23, 2016**
> **File No. 000-55554**

Dear Mr. Layton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction